Mail Stop 3561

December 7, 2006

Mr. W. Randolph Baker
Chief Financial Officer
Anheuser-Busch Companies Inc.
One Busch Place
St Louis, MO 63118

      Re: **Anheuser-Busch Companies Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed March 9, 2006
              File No. 1-7823

Dear Mr. Baker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Anheuser-Busch Companies Inc. Form 10-K for the Year Ended December 31, 2005</u>

<u>General</u>

1. Please be advised that the page numbers listed below correspond to your 2005 Annual Report.

Management's Discussion and Analysis of Operations and Financial Condition, page 26

2. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that cost of sales increased $597 million in 2005 and was attributable to higher aluminum and other packaging materials expense and increased energy costs for domestic beer; incremental production costs for international beer associated with higher beer volume and the timing of the Harbin acquisition and higher park operating expenses in your entertainment operations. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Net Income and Diluted Earnings Per Share, page 32

3. We note your use of non GAAP financial measures. When you use such measures you must provide additional disclosure such as:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be found at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Consolidated Balance Sheet, page 42

4. Disclose the allowance for doubtful accounts. See Regulation S-X Rule 5-02.4

Consolidated Statement of Changes in Shareholders Equity, page 44

5. Please revise your future disclosure to include reclassification adjustments for each classification of other comprehensive income (other than minimum pension liability adjustments) on the face of the changes in stockholders equity statement or in the notes to the financial statements. See paragraph 20 of SFAS no. 130.

Note 1. Summary of Significant Accounting Policies, page 46

Delivery Costs, page 46

6. Please quantify in future filings the amount of delivery costs incurred that are not included in cost of sales as required by EITF Issue no. 00-10.

Stock Based Compensation, page 47

7. It appears that you are recognizing 60% of the non-forfeitable stock option expense in the fourth quarter of each year. In this regard, please explain the terms of the equity awards, for example the vesting features, and the requisite service period. Help us understand how your expense recognition policy is compliant with SFAS no. 123R. Lastly, explain how you account for retirement eligible employees who have been granted equity awards.

Valuation of Securities, page 49

8. Please provide to us a listing of your investments accounted for under SFAS no. 115. In this regard, we did not see any relevant disclosure which is required by Statement no. 115 in your annual report.

Form 10-K/A file May 26, 2006

General

9. You have filed financial statements for Grupo Modelo for only 2 years. It appears that you are required to provide financial information for all three years. However, if the year ended December 31, 2003 is not significant under Regulation S-X Rule 3-09, this period may be unaudited. Please revise your filing accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant